I-15040

02036927

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

P.E. 5-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc

2. Name of director

Mark E Tucker

G Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bacon & Woodrow Trust Company (CI) Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Deferred share award for 2001 under Prudential Annual Incentive Plan

7. Number of shares / amount of stock acquired

Mark E Tucker - 18,265 shares

G Mark Wood - 6,046 shares

8. Percentage of issued class

Mark E Tucker - less than 0.001%

G Mark Wood - less than 0.0003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Shares of 5p each

12. Price per share

N/A

13. Date of transaction

17 May 2002

14. Date company informed

17 May 2002

15. Total holding following this notification

Mark E Tucker - 295,713 shares

G Mark Wood - 126,946 shares

16. Total percentage holding of issued class following this notification

Mark E Tucker - less than 0.015%

G Mark Wood - less than 0.006%

If a director has been granted options by the company please complete the

following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

John Price Deputy Group Secretary 020 7548 3805

Date of Notification

17 May 2002

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 17 May 2002

By: John Price

Title: Deputy Group Secretary